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                                                                      EXHIBIT 11

                        COMPUTATION OF PER SHARE EARNINGS


                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                      ----------------------
                                                      1998              1997
                                                      ----              ----
Net Income ($000)                                   $26,719            $9,618

Weighted Average Common
  Shares Outstanding                             69,227,528        69,240,938

Basic Earnings Per Share                              $0.39             $0.14

Weighted Average Common
  Shares Outstanding
  Including Common Stock
  Equivalents - Diluted Basis                    69,948,960        69,531,790

Diluted Earnings Per Share                            $0.38             $0.14






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